# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reed's, Inc., CIK 0001140215
CUSIP: 758338305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 501 Merritt 7 Corporate Park, Norwalk, Connecticut (CT), 06851
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001104659-23-067830
Filed by CIK 0001980084
Persons authorized to receive notices and communications: Ruba Qashu, Barton LLP, 711 Third Avenue 14th Floor, New York, New York (NY), 10017, (949) 355-5405

## Reporting persons
- D&D Source of Life Holding Ltd. (CIK 0001979652): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 27,139,519; shared voting power 0; sole dispositive power 27,139,519; shared dispositive power 0; aggregate amount beneficially owned 27,139,519 (59.5% of the class)
- Shufen Deng (CIK 0001980084): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Reed's, Inc.
Address of issuer's principal executive offices: 501 Merritt 7 Corporate Park, Norwalk, Connecticut (CT), 06851

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: D&D Source of Life Holding Ltd. ("D&D") has sole voting and dispositive power over 27,139,519 shares of Issuer's common stock, $0.0001 par value, ("Shares") representing 59.5% of the outstanding Shares of common stock of the Issuer. Shufen Deng no longer may be deemed to be a beneficial owner of Shares of the Issuer. Era Regenerative Medicine Limited, a BVI company, owns all outstanding shares in D&D. The calculation is based on a denominator of 45,603,355 which includes (i) 30,665,365 Shares outstanding as of November 21, 2024 as disclosed in the Issuer's Definitive Information Statement on Schedule 14C filed on December 31, 2024, (ii) 232,108 Shares issuable upon exercise of currently exercisable warrants and (iii) 14,705,882 Shares issued by the Issuer in a private placement on December 30, 2024 as reported on Current Report on Form 8-K, as filed January 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: D&D has sole voting and dispositive power over 27,139,519 Shares representing 59.5% of the outstanding Shares of the Issuer. Shufen Deng no longer may be deemed to be a beneficial owner of Shares of the Issuer. Shufen Deng previously disclaimed beneficial ownership of the Shares except for her pecuniary interest therein as sole stockholder and director of D&D.
Transactions in the class effected during the past sixty days: On December 31, 2024, Shufen Deng resigned from her position as director of D&D and assigned and transferred all issued and outstanding shares of common stock of D&D to an unaffiliated third party, Era Regenerative Medicine Limited, a BVI company.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is supplemented by adding the following to the end of the disclosures therein set forth: On December 31, 2024, Shufen Deng resigned from her position as director of D&D and assigned and transferred all issued and outstanding shares of common stock of D&D to an unaffiliated third party, Era Regenerative Medicine Limited, a BVI company. On January 24, 2025, D&D and the Issuer entered into an Amendment to the Shareholders Agreement dated May 25, 2023 (the "Amendment to Shareholders Agreement"), updating the agreement to incorporating previously agreed terms: so long as D&D owns 25% or more of the Issuer's issued and outstanding common stock, (1) D&D shall have the right to designate three individuals for appointment to the board of the Issuer, two of which shall be "independent directors" as defined in the rules of the Nasdaq Stock Market, (2) D&D shall have the right to designate one board observer and (3) the size of the board will not exceed nine members without consent of both D&D's independent designated directors. On January 24, 2025, D&D entered into a Board Observer Agreement with the Issuer governing D&D's right to designate a board observer. Such board observer right permits the observer's attendance at board meetings and participation in discussions at such meetings. The agreement further provides for indemnification and advancement of expenses from the Issuer to the same extent provided by the Issuer to its directors and for reimbursement of reasonable out-of-pocket expenses incurred by the observer in connection with attending meeting, subject to the Issuer's policies in effect. Any individual's service as the observer is conditioned on such individual's execution of an agreement with the Issuer that preserves the confidentiality of Issuer information and board discussions. D&D designated Mr. Yumin Dai to be the board observer.
On January 24, 2025, D&D and Shufen Deng executed the Joint Filing Termination.
The foregoing descriptions of the Amendment to Shareholders Agreement, the Board Observer Agreement and the Joint Filing Termination do not purport to be complete and are qualified in their entirety by reference to the complete text of such documents, which are attached to this Schedule 13D/A and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Amendment to Shareholders Agreement between the Issuer and D&D dated January 24, 2025 (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed January 28, 2025)
Board Observer Agreement between the Issuer and D&D dated January 24, 2025 (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed January 28, 2025)
Joint Filing Termination dated January 24, 2025, attached hereto as Exhibit A

## Signatures
- D&D Source of Life Holding Ltd.: /s/ D&D Source of Life Holding Ltd, Qi Meng, on behalf of Era Regenerative Medicine Limited, a BVI company, its sole shareholder (01/24/2025)
- Shufen Deng: /s/ Shufen Deng, individual (01/24/2025)